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FROM:  MARCY MONYEK AND ASSOCIATES     FOR: THE CHICAGO DOCK & CANAL TRUST
       55 West Wacker Drive                 455 East Illinois Street
       Chicago, Illinois 60601              Chicago, Illinois 60611
       312/263-2135                         312/467-1870

Contact:  Pat Higgins                  Contact: David R. Tinkham

                                       FOR IMMEDIATE RELEASE

                               NEWSWEB TO ACQUIRE
                 THE CHICAGO DOCK & CANAL TRUST (NASDAQ/DOCKS)

         CHICAGO, September 27, 1996 -- The Chicago Dock & Canal Trust said today that it signed a definitive merger agreement with Newsweb Corporation for the purchase of all outstanding shares of the Trust for $21.00 per share in cash. The Trust has approximately 5.8 million shares outstanding, resulting in a total value for the transaction (including liabilities assumed) of more than $150 million.
         The merger is subject to approval of The Chicago Dock & Canal Trust's shareholders and other customary closing conditions and is expected to close by year end. The Trustees of The Chicago Dock & Canal Trust have approved the transaction and resolved to recommend to the shareholders that they vote in favor of the transaction. Lehman Brothers acted as financial advisor to the Board of Trustees of the Trust and delivered a fairness opinion in connection with this transaction.
         The Chicago Dock & Canal Trust is a real estate investment trust engaged primarily in the business of acquiring and holding real estate and interests in real estate for investment. In addition to its interests in Cityfront Center, an established mixed-use development located on prime, downtown Chicago lakefront land, the Trust owns Lincoln Garden, an office complex in Tampa, Florida and Waterplace Park, an office complex in Indianapolis, Indiana.
         Formed in 1962, the Trust is successor to The Chicago Dock & Canal Company which was founded in 1857 by Chicago's first mayor, William Ogden. The Chicago Dock & Canal Trust is traded on NASDAQ under the trading symbol DOCKS.
         Newsweb Corporation is a privately held company headquartered in Chicago with interests in television and printing.

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